Schedule Meeting   1-(844) 300-MODE   invest@modemobile.com

mode mobile

Vision   Traction   Market   Growth   Team   FAQ   **INVEST NOW**



Less than **$29,000** left in bonus tier

The Biggest Disruption to Smartphones Since iPhone

Get in now, as we **scale our user impact from $150M to $1B+** in earnings & savings.

INVEST NOW AT $0.16/SHARE

Accredited Investors →

Form C   Offering Circular

Invest now for up to **110% Bonus Shares!**

Less than **$29,000** left in bonus tier:

INVEST $750 FOR 60% BONUS

INVEST $1950 FOR 80% BONUS

INVEST $4950+ FOR 110% BONUS

~~$1.235M Reg CF:~~ **SOLD OUT**

Actual totals are ($749.92, $1949.92, $4949.92) needed for bonus shares issuance at determined tier.

Accredited Investors →

Investment Calculator

+60% Bonus   +80% Bonus   +110% Bonus

$750 $1950+ $4950+ $124K

$ 1,950
total investment

12.2K
shares at $0.16

9.8K
bonus shares

21.9K
total shares

mode mobile

VISION

Transforming **7 Billion** Smartphones into **EarnPhones**


mode
mobile

$1T+
Mode Mobile Total Addressable Market





As Uber did with cars and Airbnb did with homes, **Mode**

11 DAYS   03 HOURS   10 MINS   01 SECS
Until Allocation Close

Invest Now at **$0.16/share**
+ Claim up to **110% Bonus Shares**

Accredited Investors →

yahoo! finance   CNBC   FOX BUSINESS   Inc.
TO HEAR THE BUZZ

WE PAY OUR USERS

Mode Mobile Users are Rewarded For:


Listening to Music


Playing Games


Tracking Fitness


Charging Phone


Shopping


Surfing the Web


Reading the News


Task & Surveys


Watching Videos


+ many more...

Interested In How Mode Makes Money?

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By submitting this form and signing up for communications, you consent to receive marketing email, text & voice messages (e.g. promos, calls, voicemails, cart reminders) from Mode Mobile at the number & email provided. Consent is not a condition of purchase. Msg, voice, & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms.

Earning Opportunity for All Smartphone Users

Mode EarnPhone

Our state-of-the-art smartphone device includes built-in earning features.


Earning Enabled
128 GB Storage
mode
Octa-Core Processor

EarnOS

Our proprietary earning software


590%
CAGR
$50M+
$0.2M
2019
Actuals
2020-2022
Actuals

TRACTION

$50M+ in Revenue & That's Only the Beginning

With 40 million registered beta users across 170+ countries taking advantage of Mode Mobile's earning opportunities, we've generated over $50M in revenue to date. We're on track to scale revenues 10X over in the years to come.

Want To See What 10x Growth Looks Like?

Enter your full name

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Phone Number

GET THE FULL INVESTOR DECK

By submitting this form and signing up for communications, you consent to receive marketing email, text & voice messages (e.g. promos, calls, voicemails, cart reminders) from Mode Mobile at the number & email provided. Consent is not a condition of purchase. Msg, voice, & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms.

EarnOS + EarnPhone Drives 3x Retention

When compared with EarnOS alone, EarnPhone users are averaging over 100 hours per month, earning 2.5x more income, and driving 3x retention!


2.5x
more income
100+
hours/month
3x
retention

INVEST NOW AT $0.16/SHARE

Accredted Investors →

Over 2M 5-Star Reviews



"**I made extra cash on the side** by just listening to music, playing games and taking surveys"

★★★★★


mode
12/15/22
Lesley V.
34,305.00
Thirty-four thousand three hundred five and 00/100
Sweepstakes Winner
Mode Earn App

"Last year I made over $35,000 with Mode and **it changed my life.**"

★★★★★



"THIS

Over $150M Earned & Saved Globally

40M+
EarnOS Beta Accounts

170+
active countries

Guess How Much Our Users Have Earned...

Enter your full name

Enter your email address

Phone Number

GET THE FULL INVESTOR DECK

By submitting this form and signing up for communications, you consent to receive marketing email, text & voice messages (e.g. promos, calls, voicemails, cart reminders) from Mode Mobile at the number & email provided. Consent is not a condition of purchase. Msg, voice, & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms.


mode
earn phone
The phone that pays you

Starting at:
$99
With Unlimited Talk & Text

The EarnPhone Available Nationwide

BEST BUY | amazon | Walmart

Compatible US Carriers

AT&T | T-Mobile | mint mobile | ultra mobile | tello | FreedomPop
Lyca Mobile | SIMPLE Mobile | wing | Red Pocket | genmobile | PureTalk

4 Trillion Hours Spent on Smartphones Every Year

Smartphone users spend 1/4th of their waking hours on their devices. By helping people earn money during the time they're already spending on their devices, Mode is positioned to capture greater revenue and become a household name.



INVEST NOW AT $0.16/SHARE

Accredted Investors →

85%
of Mode's revenue comes from United States

75%
of registered Beta users are International

1.21B
smartphones sold globally in 2022



Licensing EarnOS will expedite global distribution.

GROWTH

Scaling Globally with EarnOS

Sales and licensing deals will make EarnOS (Mode's operating system) available to other device manufacturers — empowering them to transform the world's smartphones into EarnPhones. By investing in scaling our EarnOS business globally, the opportunity to increase revenues is boundless.

This business model has been a game-changing catalyst for publicly-listed companies like Roku. Just as TV makers license Roku's platform when selling smart TVs, Mode Mobile has cornered the same opportunity in the smartphone industry.

11 DAYS | 03 HOURS | 10 MINS | 01 SECS
Until Allocation Close

Invest Now at $0.16/share
+ Claim up to 110% Bonus Shares

Accredited Investors →

yahoo! finance | CNBC | FOX BUSINESS | Inc.
TO HEAR THE BUZZ


iPhone
$3T
Public Company
Rakuten
$7.6B
IPO
Revolut
$33B
Late Stage Financing Round
honey
$4B
Acquisition
Roku
$7.8B
Public Company
android
$1.3T
Public Company

Attractive Exit & Value Comps

Mode sits at the intersection of three fast-growing global markets — **with the emerging category being a trillion-dollar opportunity.**

INVEST NOW AT $0.16/SHARE

Accredited Investors →

TEAM

An Unstoppable World-Class Team with Vision

The Mode Mobile team hails from the biggest companies on earth, from Microsoft to Intel to Google and Goldman Sachs. We are backed by venture investors and seasoned angel investors committed to revolutionizing the smartphone industry.

Senior Leadership



Dan Novaes
CEO, Co-Founder
Read Bio



Kiran Panesar
CTO, Co-Founder
Read Bio



Chip Correra
Chief Information Officer
Read Bio



Kathy DeKam
Chief People Officer
Read Bio



San Phan
VP, Finance & Operations
Read Bio



Judd Hines
General Counsel
Read Bio

Advisors & Investors









11 DAYS 03 HOURS 10 MINS 01 SECS
Until Allocation Close

Invest Now at $0.16/share
+ Claim up to 110% Bonus Shares

Accredited Investors →

yahoo! finance CNBC FOX BUSINESS Inc.
TO HEAR THE BUZZ

with team members from:

Best Buy, amazon, BMO, intel, Activision Blizzard, nu bank, Google, Y Combinator, Meta, SAMSUNG, AdColony, Microsoft, Epic Games, America's Navy, Morgan Stanley, Nielsen, Goldman Sachs

PRESS

Mode Team in the News


DANIEL NOVAES
CNBC


EXCLUSIVE
@FOXBUSINESS


THE FINAL ROUND
DAN NOVAES
Founder & CEO

THE VERGE VentureBeat FOX BUSINESS coindesk Entrepreneur

MAKING AN IMPACT

Two EarnPhones Donated for Every $1200+ Investment

Every $1200+ investment comes with a donation of two EarnPhones to a family or veteran in need via the Youngstown Community Foodbank — championed by prominent figures like Congressman Tim Ryan and the owners of the San Francisco 49ers.

Investors can also choose to either retain one EarnPhone for themselves or donate two EarnPhones to a family in need.


mode

FAQ

What's your share price?

$0.16

What is the minimum investment size?

What kind of shares are you issuing?

How much are you raising?

What is the current valuation of the company?

Why Should I Invest?

How Will Mode Mobile Make Money?

How Do I Know People Will Buy This Solution?

Are There More Opportunities Ahead?

Why Didn't A Bigger Company Do This Already?

How do you plan to use the proceeds from this funding round?

What perks do I get for investing?

Can I attend a live webinar?

How do I get a return on my investment?

How long are you expecting the company to operate before needing another round?

When will I receive my shares?

When will I receive my bonus shares?

Where/how can I sell my shares? What is the liquidation process like? Would I be able to liquidate in 2-3 years?

Will you be paying out dividends to investors?

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

What are the Exceptions to limitations on selling shares during the one-year lock up period?

What happens if a company does not reach their funding goal?

How can I learn more about a company's offering?

What if I change my mind about investing?

What's Mode's core business?

Where are your headquarters?

How many employees do you have?

Are EarnPhones ready for customers? If not, when will they be available?

Is Mode Mobile in international markets? If not, when will Mode Mobile expand into additional markets and which ones?

Can you share the roadmap for the next 3-4 years?

Schedule Meeting 1-(844) 300-MODE invest@modemobile.com

mode mobile

Vision Traction Market Growth Team FAQ INVEST NOW

What does your path to profitability look like?

Who are your competitors? What are your advantages against them?

What types of smartphones does Mode Mobile make?

Will the company become listed on a stock exchange in the future?

$29,000 left in bonus tier:

Invest now for up to
110% Bonus Shares!

INVEST **$750** FOR 60% BONUS

INVEST **$1950** FOR 80% BONUS

INVEST **$4950+** FOR 110% BONUS

~~$1.235M REG CF:~~ **SOLD OUT**

Accredited Tiers

Invest $9949 For 150% Bonus
Invest $24500 For 200% Bonus
invest $49500 For 250% Bonus

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mode mobile

Invest to unlock a global, trillion-dollar opportunity.

ENQUIRES

Press

Legal

EXTERNAL

Mode EarnPhone

Mode EarnApp

Global Partner:

INFORMATION

Notice of Right to Opt Out of Sale Information

Notice of Financial Incentive

11 DAYS 03 HOURS 10 MINS 01 SECS
Until Allocation Close

Invest Now at **$0.16/share**
+ Claim up to **110% Bonus Shares**

Accredited Investors →

yahoo! finance CNBC FOX BUSINESS Inc.
TO HEAR THE BUZZ

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investmenft through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Mode Mobile disclosure in compliance with Section 17-B of the Securities Act. Benzinga is being compensated $8,500 for a Lead Generation landing page and $2.50-$3.00 cost per click for Lead traffic.